UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017.

Commission File Number 333-217326

CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

(Translation of registrant’s name into English)

Dongsanhuan Middle Road

#1 Building Unit 1 Room 1501 Unit 13-14,

Chaoyang District, Beijing, People’s Republic of China 100020

Tel: +86 010 59817999

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

China Internet Nationwide Financial Services Inc. Announces Pricing and Closing of Initial Public Offering

Company Will Trade on NASDAQ Global Market as “CIFS”

BEIJING, China, July 28, 2017 /PRNewswire/ — China Internet Nationwide Financial Services Inc. (“CIFS” or the “Company”) (NASDAQ: CIFS), a provider of financial advisory services to the underserved small-to-medium sized enterprises in China, today announced the pricing and closing of its initial public offering (“IPO”) of 2,023,146 of its ordinary shares at a price to the public of $10.00 per share for a total of $20,231,460 before underwriting discounts and commissions and offering expenses. The shares are expected to begin trading on NASDAQ Global Market on August 8, 2017 under the symbol “CIFS.”

Boustead Securities, LLC acted as Lead Underwriter for the offering. Network 1 Financial Securities, Inc. participated as a Selected Dealer.

A registration statement relating to these securities was filed with the Securities and Exchange Commission (the “SEC”) and was declared effective on May 22, 2017. This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these shares in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to their registration or qualification under the securities laws of any state or jurisdiction.

The offering has been made only by means of a prospectus. A copy of the final prospectus related to the offering may be obtained, when available, from Boustead Securities, LLC, via email: offerings@boustead1828.com or by calling +1 (949) 502-4409 or standard mail at Boustead Securities, LLC, Attn: Equity Capital Markets, 6 Venture, Suite 325, Irvine, CA 92618, USA. In addition, a copy of the final prospectus relating to the offering may be obtained via the SEC’s website at www.sec.gov.

About China Internet Nationwide Financial Services Inc.

Incorporated in 2014 and headquartered in Beijing, China Internet Nationwide Financial Services Inc. (“CIFS” or the “Company”) provides financial advisory services, including commercial payment advisory, intermediary bank loan advisory, and international corporate financing advisory, to meet the financing and capital needs of its clients, comprised largely of small-to-medium sized enterprises (“SMEs”). The Company also made direct loans to certain qualified borrowers.

About Boustead Securities, LLC

Boustead Securities, LLC (“Boustead”) is an investment banking firm that executes and advises on IPOs, mergers and acquisitions, capital raises and restructuring assignments in a wide array of industries, geographies and transactions, for a broad client base. Boustead’s core value proposition is the ability to create opportunity through innovative solutions and tenacious execution. With experienced professionals in the United States and around the world, Boustead’s team moves quickly and provides a broad spectrum of sophisticated financial advice and services. For more information, visit http://www.boustead1828.com/.

Safe Harbor Statement

This press release may contain information about CIFS’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. CIFS encourages you to review other factors that may affect its future results in CIFS’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company:
Shirley Sun, Chief Financial Officer
Email: ir@cifs.com

Investor Relations:
Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com
Phone: +1-732-910-9692

Boustead Securities, LLC

Dan McClory, Head of Equity Capital Markets and China
Email: dan@boustead1828.com
Phone: +1-949-502-4408

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2017	CHINA INTERNET NATIONWIDE FINANCIAL SERVICES INC.

	By:	/s/ Jianxin Lin
	Name:	Jianxin Lin
	Title:	Chief Executive Officer